HUNTON & WILLIAMS LLP LETTERHEAD	HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 888 • 4190

DAVID M. CARTER DIRECT DIAL: 404-888-4246 EMAIL: dcarter@hunton.com FILE NO: 21043.000530
December 13, 2005

Privileged and Confidential

By Facsimile (202) 772-9205

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Dean Suehiro

                 Ms. Nicole Holden

NTELOS Holdings Corp.

Registration Statement on Form S-1

filed October 6, 2005, as amended (the “S-1”)

Registration No. 333-128849

Dear Mr. Suehiro and Ms. Holden:

On behalf of NTELOS Holdings Corp., a Delaware corporation (the “Company”), and in response to our conversation with the Staff on December 9, 2005, we are transmitting supplementally herewith our response with respect to comment 18 of the Staff’s comment letter dated December 2, 2005, pursuant to which the Staff has requested that the Company (i) describe the methodology used to determine the pre-split IPO prices per share and filing equity values and (ii) provide a detailed discussion of each significant factor contributing to the difference between the Company’s pre-split estimated fair value and the pre-split IPO prices per share. In addition, we are transmitting supplementally herewith certain information relating to the presentation of our historical and pro forma earnings per share (“EPS”) that we would appreciate the opportunity to discuss with the Staff.

I. Response to Comment 18

The Board of Directors of the Company (the “Board”) has responsibility for determining the exercise prices for stock option grants and the sales price for the issuance of shares of common stock. As disclosed on page F-27 of the Company’s S-1, the Company’s policy is to grant options at exercise prices no less than 100% of the estimated fair value of the Company’s common stock on the date of grant. Since June 30, 2005, the Company has sold 10,000 shares of Class A common stock and issued options to purchase 30,000 shares of Class A common stock. On September 15, 2005, the Company issued to a newly hired employee 10,000 shares of Class A common stock for a sales price of $7.65 per share and an option to purchase 15,000 shares of Class A common stock with an exercise price of $7.65 per share. In addition, on October 25, 2005, there was a grant to a newly hired employee of an option to purchase 15,000 shares of Class A common stock with an exercise price of $9.23. Other than these transactions, there have been no other issuances of common stock or stock options since June 30, 2005.

Mr. Dean Suehiro

Ms. Nicole Holden

December 13, 2005

The Company believes a fair valuation of the Class A common stock was determined at the time of each of the September 15th stock issuance and option grant and the October 25th option grant. Each determination was made contemporaneous with the issuance of the shares and options.

[REDACTED, certain confidential information has been omitted pursuant to a request for confidential treatment and has been filed seperately with the SEC].

The Company believes that this information is generally responsive to the Staff’s requests. If you believe that providing further information is appropriate, however, please let us know and we will do our best to provide it to you.

II. Historical and Pro Forma EPS

A. Comment 3 - Dividend payments effect on pro forma EPS under FAS 128

Attached hereto as Exhibit B is the revised Unaudited Pro Forma Condensed Consolidated Statement Operations Data for the year ended December 31, 2004 and for the nine months ended September 30, 2005 (to replace current pages 33 and 34), including a new footnote (f) thereto (to be added to page 36). Exhibit B includes pro forma EPS data reflecting the shares to be issued in this proposed offering, including the dividend of $30 million expected to be paid to the holders of our Class B common stock during the first six months of 2006.

B. Historical and Pro Forma EPS

Attached hereto as Exhibit C are the following financial statements: (i) Condensed Consolidated Statement of Operations of the Company for the period from January 14, 2005 through June 30, 2005 (to replace current page F-5); (ii) Condensed Consolidated Statement of Operations of the Company for the three months ended September 30, 2005 and for the period from January 14, 2005 through September 30, 2005 (to replace current page F-84); and (iii) Condensed Consolidated Statement of Operations for NTELOS Inc. for the period from January 1, 2005 to May 1, 2005, for the year ended December 31, 2004, for the period from September 10, 2003 to December 31, 2003, for the period from January 1, 2003 to September 9, 2003, and for the year ended December 31, 2002 (to replace current page F-33).

Mr. Dean Suehiro

Ms. Nicole Holden

December 13, 2005

III. Pro Forma Financial Statements

When we discuss with the Staff our response to comment 18 and EPS information included above, we would also appreciate the opportunity to discuss supplementally with the Staff comments 6, 7 and 8.

IV. Confidential Treatment

As these documents may contain confidential business and proprietary information relative to the Company, I respectfully request, on behalf of the Company, that this letter, the information provided in this letter and the enclosed spreadsheet, Bates numbers NTLS0005 - NTLS00017 (collectively, the “Confidential Information”), be accorded confidential treatment under the Freedom of Information Act (5 U.S.C. § 552(b)) (“FOIA”) pursuant to 17 C.F.R. § 200.83 and the SEC’s Release No. FOIA-65.

I also specifically request, on behalf of the Company, that, pursuant to FOIA and applicable rules of the SEC, any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the SEC (or of any other government agency) that incorporate, include or relate to any of the matters (i) contained in the Confidential Information or (ii) referred to in any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Company, or its affiliates and (b) employees of the SEC (or any other government agency) be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

If any person who is not an employee of the SEC (including any other government employee) requests an opportunity to inspect or copy the Confidential Information, I specifically request, on behalf of the Company, that the Company be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any SEC determination with respect to such request) and (iii) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the SEC is not satisfied that the materials referred to are exempt from disclosure pursuant to the FOIA and the applicable rules of the SEC, the Company hereby requests an opportunity to be heard on such matter. Such notice may be provided to me.

I am also attaching a copy of the letter to the SEC’s Freedom of Information Act Office, which I am simultaneously mailing.

Mr. Dean Suehiro

Ms. Nicole Holden

December 13, 2005

Also, the Company requests that at the conclusion of the SEC’s review of the enclosed documents, all copies be returned to me at the address listed above.

Please direct any further questions or comments you may have regarding the foregoing to the undersigned at (404) 888-4246.

Very truly yours,

/s/ David M. Carter
David M. Carter

Enclosures

cc:	Cheryl Grant, Esq. (via overnight delivery)

Mr. Michael B. Moneymaker (via electronic transmission)

R. Mason Bayler, Jr., Esq. (via electronic transmission)

David I. Meyers, Esq. (via electronic transmission)

Exhibit A

[REDACTED, certain confidential information has been omitted pursuant to a request for confidential treatment and has been filed seperately with the SEC].